FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 20, 2009
Commission File Number: 001-33670
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On May 20, 2009, Seanergy Maritime Holdings Corp. announced that the Board of Directors has appointed Mr. Dimitris Anagnostopoulos to the Board of Directors of the Company and the Audit Committee to fill the vacancy created by the resignation of one of its directors in March 2009. Mr. Anagnostopoulos will serve in Class A.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated May 20, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 21, 2009	Seanergy Maritime Holdings Corp.
	By:	/s/ Dale Ploughman
		Name:	Dale Ploughman
		Title:	Chief Executive Officer

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